Exhibit 4.29

(English Translation)

Supplementary Agreement to the Lease Contract

Lessor: Daqo New Material Co., Ltd.

Address: Industrial Park of Wanzhou District, Chongqing

Legal representative: Xu Guangfu

Lessee: Chongqing Daqo New Energy Co., Ltd.

Address: (Salt and Gas Chemical Industrial Park of Wanzhou District, Chongqing) Xianjia Village, Longdu Street, Wanzhou District, Chongqing

Legal representative: Xu Guangfu

In regard to leasing matters, on the basis of equality and mutual benefit, both parties have reached following agreement through friendly consultation.

Article 1 Effective date: Both parties agree and acknowledge that this Contract shall be effective from January 1, 2014.

Article 2 The original subject of this Lease Contract includes the ownership of equipment, land, factory buildings as well as other buildings situated in Wanzhou Chemical Industry Park (original Salt and Gas Chemical Industrial Park) and the land use right, which are owned or used by the Lessor. The details are as follows:

Name of subject matter	Location of subject matter	Certificate & number of subject matter	Unit of measurement	Quantity
The area used by New Energy in Baian Garden	Baian Garden	Real Estate Certificate of the expert building No.: 301 Five of Property Card (2010) 00611 Real Estate Certificate No. of the club: 301 Five of Property Card (2010) 00612	Square meter	6759.44
The second, fourth, fifth floors in the office building	Factory	Real Estate Certificate No.: 301 of Property Card (2009) 08423	Square meter	2975.88
The land still needs utilizing out of polysilicon project	Factory	Certificate of Land No.: 301D Five of Property Card (2011) 00554 & 00553	Mu	446.4
The area used for shift dormitory in new energy	Factory	Real Estate Certificate No.: 301 of Property Card (2009) 88422	Square meter	1003.06

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Article 3 During the lease term, the Lessor agrees the Lessee to use the lease subject stipulated in this Contract. At the end of the lease term, the Lessee shall return the lease subject to the Lessor.

Article 4 During the lease term, the Lessee shall protect the shape, structure and performance of the lease subject from damage. At the end of lease term, both parties shall examine and accept the lease subjects, issue a list of transfer and report the damages at the time of transfer and the estimated loss. The Lessee shall be liable for compensation of the loss causing by other reasons other than non-natural wear and consumption.

Article 5 Rent and payment

1. Rent

1) Both parties prescribe that the amount of rent is RMB 550,000 per month.

2) Other relevant expense: the expenses for the routine maintenance and repair of the lease subject and the fees for water and electricity during the lease term all belong to the necessary costs for maintaining the lease subject’s normal use, which are not included in the rent, shall also be paid by the Lessee.

2. The lease term is 3 years. During this period, the rent remains unchanged. At the end of the lease term, the Lessee has the priority to renew the Lease Contract.

3. Payment of rent: The rent is paid quarterly. The Lessor shall deliver a settlement list to the Lessee within 10 working days before the end of the quarter. The Lessee shall pay after verification.

Article 6 Obligations and responsibilities of both parties

1. Obligations and responsibilities of the Lessor

(1) The Lessor shall not hinder the Lessee’s quiet use, possession or enjoyment of the lease subject within the lease term, but the proper exercise of the rights under this Contract or related to this Contract by the Lessor will not constitute the prejudice.

(2) The Lessor shall keep close cooperation with the Lessee to meet its relevant requirements.

2. Obligations and responsibilities of the Lessee

(1) Legal and safe operation

The Lessee shall:

A. only use the lease subject for legal purposes; and

B. obtain and maintain all certificates, licenses, permits and authorization on the use and operation of the lease subject required from time to time and strictly perform the obligations of making payment and other related obligations under this Contract.

(2) Property rights and interests

The Lessee shall:

A. not conduct or permit to conduct any thing that can be reasonably foreseeable to make the subject into fine, confiscation, seizure, embezzlement, damage or loss situation; or.

B. not set guarantees or other third-party interests on the lease subject except with the prior written permission of the Lessor.

(3) Maintenance and overhaul

A. The Lessee shall maintain the lease subject in the similar manner at least and the degree of caution with other similar lease objects owned or operated by it.

Article 7 Liabilities for breach of contract

1. Lessor’s rights and remedy measures under the default of the Lessee

If any event of default of the Lessee happens and continues to exist, the Lessor could take the following remedy measures at any time after the occurrence of the event of default (without prejudice to any other rights of the Lessor under this Contract).

Article 8 This Contract is made in duplicate, one for each party, and shall come into force after being signed and sealed by both parties.

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Chongqing Daqo New Energy Co., Ltd. /Common Seal/	Daqo New Material Co., Ltd. /Common Seal/